UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

171757206

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757206

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,092,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,092,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 171757206

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,092,796
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power 1,092,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 171757206

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,092,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,092,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 171757206

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,092,796
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,092,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 171757206

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 1 (this “Amendment No. 1” or this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2024 (the “Statement”) by the Reporting Persons with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Cidara Therapeutics, Inc. (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

(a)	This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the “Act”), is attached hereto as Exhibit 1.

The Fund directly holds: (i) 1,092,796 shares of Common Stock; (ii) Series A preferred stock (“Preferred Stock”) convertible for up to 6,296,920 shares of Common Stock; and (iii) pre-funded warrants (the “Pre-Funded Warrants”) exercisable for up to 1,286,786 shares of Common Stock. Each of the Preferred Stock and the Pre-Funded Warrants contains a provision (the “Beneficial Ownership Blockers”) which precludes conversion of the Preferred Stock or exercise of the Pre-Funded Warrants to the extent that, following conversion or exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. The Fund is currently prohibited from converting the Preferred Stock and exercising the Pre-Funded Warrants by virtue of the Beneficial Ownership Blockers.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 171757206

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

November 2024 Securities Purchase Agreement

On November 20, 2024, the Issuer entered into a securities purchase agreement (the “November 2024 Securities Purchase Agreement”) with certain institutional accredited investors (the “November 2024 PIPE Investors”), including the Fund, pursuant to which the Issuer agreed to issue and sell to the November 2024 PIPE Investors in a private placement (the “November 2024 Private Placement”) (i) an aggregate of 3,892,274 shares of Common Stock (the “Shares”) at a price of $14.912 per share; and (ii) an aggregate of 3,149,035 warrants (the “Pre-Funded Warrants”) in lieu of shares of Common Stock, at a purchase price of $14.9119 per Pre-Funded Warrant (the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, the “Warrant Shares”). The November 2024 Private Placement closed on November 26, 2024 (the “Closing Date”). The Fund purchased 389,716 shares of Common Stock and 1,286,786 Pre-Funded Warrants in the November 2024 Private Placement, for total consideration of $24,999,869, which was funded by the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is calculated based upon the sum of: (i) 7,046,633 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2024 and (ii) 3,892,274 shares of Common Stock issued in the November 2024 Private Placement.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A and Item 2 above is incorporated by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 3 is incorporated by reference.

Registration Rights Agreement

On November 20, 2024, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the November 2024 PIPE Investors, pursuant to which the Issuer agreed to register for resale the Shares and the Warrant Shares held by the November 2024 PIPE Investors (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Registrable Securities by no later than December 23, 2024 (the “Filing Deadline”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable, but in any event no later than the earlier of (i) the 90th calendar day following the Closing Date (or the 120th calendar day following the Closing Date if the SEC, notifies the Issuer that it will “review” the registration statement) and (ii) the 5th business day after the Issuer is notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Issuer also agreed to use commercially reasonable efforts to keep such registration statement effective until the date the Shares and Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

CUSIP No. 171757206

The Issuer has granted the November 2024 PIPE Investors customary indemnification rights in connection with the registration statement. The November 2024 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein.

Pre-Funded Warrants

Each  Pre-Funded Warrant has an exercise price of $0.0001 per share of Common Stock, is immediately exercisable and does not expire. Under the terms of the  Pre-Funded Warrants, the Issuer may not effect the exercise of any  Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Fund (together with its affiliates) to own more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the  Pre-Funded Warrants. However, the Fund may increase or decrease such percentage, from time to time, to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to the Issuer.

The exercise price and the number of shares of Common Stock issuable upon exercise of each  Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

In the event of certain fundamental transactions (as described in the  Pre-Funded Warrants), a holder of  Pre-Funded Warrants will be entitled to receive, upon exercise of the  Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the  Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the  Pre-Funded Warrants.

References to and the description of the Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 4 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 3	Registration Rights Agreement, dated November 20, 2024, by and among Cidara Therapeutics, Inc. and the persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 26, 2024).

Exhibit 4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 26, 2024).

CUSIP No. 171757206

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager